Exhibit 15.2

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES REPORTS FULL YEAR 2021 RESULTS

HONG KONG, MAY 17, 2022 – China Natural Resources Inc. (NASDAQ: CHNR) (the “Company”) today announced its results of operations for the twelve months ended December 31, 2021. For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = CNY6.3559 as quoted by www.ofx.com on December 31, 2021.

Mr. Wong Wah On Edward, Chairman and Chief Executive Officer of the Company, commented, “We continued to make meaningful progress on the strategic diversification of our business in 2021. Our progress was, however, slowed by the COVID-19 pandemic, resulting shutdowns, logistic complications, and the steep global increase in operating costs and inflation. In addition, our operations in the rural wastewater treatment industry in 2021 resulted in a near-term reduction in our revenue level, but we believe our actions will be a catalyst for increased revenue growth and profitability. We are already seeing initial positive signs from our efforts to streamline our operations and our cost reduction plan, while at the same time focusing on continued exploration of the Moruogu Tong Mine. As we recently noted, we expect commodities prices to remain high, with demand continuing to outstrip supply. With even greater urgency placed on exploration opportunities and the potential for higher valuations of assets such as the Moruogu Tong Mine, we also recently announced plans to increase investments in the Moruogu Tong Mine. We are also evaluating other attractive business opportunities and believe that we will be able to further leverage our expertise and capital to create even greater value for shareholders.”

Financial Results for the Twelve Months Ended December 31, 2021

As of December 31, 2021, the Company had two operating segments: wastewater treatment and exploration and mining. Revenue for the twelve months ended December 31, 2021 was CNY18.74 million (approximately US$2.95 million), as compared to revenue of approximately CNY42.50 million (approximately US$6.69 million) for the twelve months ended December 31, 2020. The decrease in revenue was mainly caused by the completion of the construction phase of a public-private partnership wastewater treatment project in January 2021.

Net loss for the twelve months ended December 31, 2021 was approximately CNY54.97 million (approximately US$8.65 million) as compared to net profit of approximately CNY22.92 million (approximately US$3.61 million) for the twelve months ended December 31, 2020. The turn to loss in 2021 from profit in 2020 was mainly due to the recognition of fair value loss of approximately CNY38.35 million (approximately US$6.03 million) in the twelve months ended December 31, 2021 and fair value gain of approximately CNY31.33 million (approximately US$4.93 million) in the twelve months ended December 31, 2020, relating to the Company’s holdings in Feishang Anthracite Resources Limited, a company listed on the Hong Kong Stock Exchange, designated as financial assets at fair value through profit or loss, and the impact of warrants issued to institutional investors in a private placement in January 2021, which were designated as derivative financial liabilities.

The Company had a cash balance of approximately CNY58.36 million (approximately US$9.18 million) at December 31, 2021.

On January 20, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and in a concurrent private placement, warrants initially exercisable for the purchase of an aggregate of 1,584,000 of its common shares with an initial exercise price of US$2.35 per share. Because the changes in equity from this private placement transaction are dominated in US$, the US$ amount is the actual transaction amount and the corresponding CNY amount was translated from US$ at the applicable exchange rate as of the transaction date, January 22, 2021.

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR), a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China (the “PRC”), is currently engaged in the provision of equipment for rural wastewater treatment, engineering, procurement and construction services related to wastewater treatment in the PRC, the acquisition and exploitation of mining rights in Inner Mongolia, including preliminary exploration for nickel, lead, silver and other nonferrous metal, and is actively exploring further business opportunities in the healthcare sector, natural resources sector and other sectors.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the impact of the Company’s actions on its future financial performance; the Company’s performance in the rural wastewater treatment industry in the PRC; the impact of rising commodity prices; the level of demand for nickel, lead, silver, lithium, copper and other precious minerals; the potential presence of minerals in the Moruogu Tong Mine; and the ability of the Company to extract any minerals found in the Moruogu Tong Mine in an economically viable manner. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: the impact on the Company’s financial position of its investment in the wastewater treatment sector of the PRC; the growth potential of the wastewater treatment and environmental protection industries in the PRC; possible downturns in the sectors that the Company may invest in; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to metal price volatility; uncertainties related to the Company’s ability to acquire a mining permit for the Moruogu Tong Mine; uncertainties regarding the ability to profitably extract minerals from the Moruogu Tong Mine, as well as the nature of any such minerals; uncertainties regarding the successful integration, costs, revenues and profitability associated with the Company’s recently acquired wastewater treatment business; uncertainties related to the Company’s ability to fund operations and planned capital expenditures; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the impact of the COVID-19 pandemic; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; uncertainties relating to geopolitical turmoil or conflict; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801 or CHNR@GlobalIRPartners.com

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2020	2021	2020	2021
	CNY	CNY	US$	US$
	(As adjusted*)		(As adjusted*)

Revenue	42,498	18,735	6,686	2,948
Cost of sales	(39,215)	(18,494)	(6,170)	(2,910)
Gross profit	3,283	241	516	38
Selling and distribution expenses	(758)	(922)	(119)	(145)
Administrative expenses	(18,853)	(22,869)	(2,966)	(3,598)
Other income/(losses)	1,616	(183)	254	(29)

OPERATING LOSS	(14,712)	(23,733)	(2,315)	(3,734)

Fair value gain/(loss) on financial instruments, net	31,334	(38,349)	4,930	(6,034)
Impairment losses on financial assets	(4,162)	(3,330)	(655)	(524)
Finance costs	(3,749)	(4,359)	(590)	(686)
Finance income	15,468	16,935	2,434	2,665

PROFIT/(LOSS) BEFORE INCOME TAX	24,179	(52,836)	3,804	(8,313)

INCOME TAX EXPENSE	(1,258)	(2,135)	(198)	(336)

PROFIT/(LOSS) FOR THE YEAR	22,921	(54,971)	3,606	(8,649)

ATTRIBUTABLE TO:
Owners of the Company	24,336	(48,152)	3,829	(7,576)
Non-controlling interests	(1,415)	(6,819)	(223)	(1,073)
	22,921	(54,971)	3,606	(8,649)

(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- Earnings/(loss) per share	0.78	(1.18)	0.12	(0.19)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2021

(Amounts in thousands)

	December 31,
	2020	2021	2020	2021
	CNY	CNY	US$	US$
	(As adjusted*)		(As adjusted*)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	1,203	715	189	112
Intangible assets	643	20,189	101	3,176
Right-of-use assets	3,560	2,351	560	370
Trade and bills receivable	31,676	9,501	4,984	1,495
Contract assets	111,689	91,035	17,573	14,323
Deferred tax assets	2,920	66	459	10
Other non-current assets	—	10	—	2
TOTAL NON-CURRENT ASSETS	151,691	123,867	23,866	19,488
CURRENT ASSETS
Inventories	838	986	132	155
Trade and bills receivable	29,771	41,526	4,684	6,533
Contract assets	14,558	15,331	2,290	2,412
Prepayments	384	2,236	60	352
Other receivables	1,920	86,201	302	13,562
Due from related companies	123,893	—	19,493	—
Other current assets	6,747	4,942	1,062	778
Financial assets at fair value through profit or loss	143,674	—	22,605	—
Cash and cash equivalents	56,580	58,359	8,902	9,182
TOTAL CURRENT ASSETS	378,365	209,581	59,530	32,974
TOTAL ASSETS	530,056	333,448	83,396	52,462

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2021

(Amounts in thousands)

	December 31,
	2020	2021	2020	2021
	CNY	CNY	US$	US$
	(As adjusted*)		(As adjusted*)
LIABILITIES
CURRENT LIABILITIES
Trade payables	28,621	21,118	4,503	3,321
Contract liabilities	690	690	109	108
Other payables and accruals	9,750	12,098	1,534	1,903
Income tax payable	18,612	9,254	2,928	1,456
Dividends payable	—	5,048	—	794
Interest-bearing loans and borrowings	3,000	3,000	472	472
Derivative financial liabilities	—	1,710	—	269
Lease liabilities	1,382	981	217	154
Due to related companies	79,459	5,710	12,502	898
Due to the Shareholder	7,149	14,050	1,125	2,211
TOTAL CURRENT LIABILITIES	148,663	73,659	23,390	11,586
NON-CURRENT LIABILITIES
Deferred tax liabilities	10,426	2,544	1,640	401
Lease liabilities	2,168	1,208	341	191
Interest-bearing loans and borrowings	77,000	74,000	12,115	11,643
TOTAL NON-CURRENT LIABILITIES	89,594	77,752	14,096	12,235
TOTAL LIABILITIES	238,257	151,411	37,486	23,821

(DEFICIENCY IN ASSETS)/EQUITY
Issued capital	419,091	450,782	65,938	70,924
Other capital reserves	787,987	719,110	123,977	113,141
Accumulated losses	(1,031,187)	(1,084,387)	(162,241)	(170,611)
Other comprehensive loss	(3,164)	(10,821)	(498)	(1,703)
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	172,727	74,684	27,176	11,751
NON-CONTROLLING INTERESTS	119,072	107,353	18,734	16,890

TOTAL EQUITY	291,799	182,037	45,910	28,641

TOTAL LIABILITIES AND EQUITY	530,056	333,448	83,396	52,462

The consolidated statements of profits or loss of the Company for the years ended December 31, 2020 and 2021 and the consolidated statements of financial position of the Company as of December 31, 2020 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated statements of profit or loss and the consolidated statements of financial position have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2021 contained in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on May 17, 2022.

* The Company restated the comparative financial statements for the year ended December 31, 2020 to account for a common control transaction (the acquisition of Precise Space-Time Technology Limited and its wastewater treatment business) using the pooling of interest method.